SECURITIES AND EXCHANGE COMMISSION

450 Fifth Street, N.W.

Washington, D. C. 20549

FORM 10-SB/A

Third Amendment to

Form 10-SB

General Form for Registration of Securities

Pursuant to Section 12(b) or (g) of

The Securities Exchange Act of 1934

ALCiS HEALTH, INC.

(Exact name of registrant as specific in its charter)

Delaware	72-1235451
(State of Incorporation)	(I.R.S. Employer I.D. No.)

560 South Winchester Blvd., 5th Floor

San Jose, CA 95128

(Address of principal executive offices, including zip code)

408-236-7525

(Registrant’s telephone number, including area code)

Copies to:

Stephen M. Wurzburg, Esq.

Pillsbury Winthrop Shaw Pittman LLP

2475 Hanover Street

Palo Alto, CA 94306

(650) 233-4538

Securities to be registered pursuant to Section 12(b) of the Act:

None

(Title of Class)

Securities to be registered pursuant to Section 12(g) of the Act:

Common Stock, $.001 par value per share

(Title of Class)

EXPLANATORY NOTE

This Third Amendment is being filed to include updated audit reports of Pannell Kerr Forster of Texas PC with financial statements of Registrant for its fiscal years ended March 31, 2006, and March 31, 2005, with footnotes dated February 14, 2007. These updated reports and financial statements reflect the Company’s decision to expense rather than capitalize prepaid royalties associated with a certain technology license as described in the Company’s Form 8-K dated and filed on February 14, 2007.

Part F/S

Pages F-1 through F-27, inclusive, of Registrant’s Current Report on Form 8-K dated March 31, 2006, and filed with the Securities and Exchange Commission on April 6, 2006, as thrice amended, is hereby incorporated by reference. In addition, the audit report of Pannell Kerr Forster of Texas PC dated June 20, 2006, (except for Notes 2, 6 and 9 as to which the date is February 14, 2007) with financial statements of Registrant for its fiscal year ended March 31, 2006, follows the signature page to this Third Amendment.

2

SIGNATURES

In accordance with Section 12 of the Securities Exchange Act of 1934, the Registrant caused this Second Amendment to Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized on July 3, 2007.

ALCiS Health, Inc.

By:	/s/ Brian Berchtold
Brian Berchtold
Chief Executive Officer

3

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

ALCiS Health, Inc.

San Jose, California

We have audited the accompanying consolidated balance sheets of ALCiS Health, Inc. (a development stage company) (the “Company”) as of March 31, 2006 and 2005 and the related consolidated statements of operations, shareholders’ equity and cash flows for each of the two periods ended March 31, 2006 and 2005 and the related consolidated statements of operations and cash flows for the period from April 13, 2004 (date of inception) to March 31, 2006. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Alcis Health, Inc. at March 31, 2006 and 2005, and the results of its operations and its cash flows for each of the two periods ended March 31, 2006 and 2005 and for the period from April 13, 2004 (date of inception) to March 31, 2006 in conformity with U.S. generally accepted accounting principles.

As discussed in note 9, the accompanying consolidated financial statements have been restated.

/s/ Pannell Kerr Forster of Texas, P.C.

Houston, Texas

June 20, 2006 (except for notes 2, 6, and 9 as to

which the date is February 14, 2007)

4

ALCiS Health, Inc.

(A Development Stage Company)

Consolidated Balance Sheets

	March 31,
	2006	2005
	(As Restated, See Note 9)	(As Restated, See Note 9)
Assets
Current
Cash and cash equivalents	$2,004,625	$449,333
Inventory	106,037	123,214
Accounts receivable	20,218	—
Prepaid expenses and other current assets	80,701	—
Due from related party	—	5,984

Total current assets	2,211,581	578,531

Property and equipment, net of accumulated depreciation of $3,567 and $2,431 at March 31, 2006 and 2005, respectively	7,763	8,325
Other assets	29,505	8,855

Total assets	$2,248,849	$595,711

Liabilities and Shareholders’ Equity (Deficit)
Current liabilities
Accounts payable and accrued liabilities	$486,309	$217,863
Deferred revenue	15,523	—
Notes payable	—	752,000

Total current liabilities	501,832	969,863

Commitments and contingencies
Shareholders’ equity (deficit)
Common stock; $0.001 par value, 20,000,000 shares authorized, 7,148,902 and 3,700,000 shares issued and outstanding at March 31, 2006 and 2005, respectively	7,149	3,700
Preferred stock	—	1,000,000
Additional paid-in capital	6,639,576	14,065
Common stock subscribed	(190,000)	—
Accumulated deficit during the development stage	(4,709,708)	(1,391,917)

Total shareholders’ equity (deficit)	1,747,017	(374,152)

Total liabilities and shareholders’ equity (deficit)	$2,248,849	$595,711

See accompanying notes to consolidated financial statements.

ALCiS Health, Inc.

(A Development Stage Company)

Consolidated Statements of Operations

	Year Ended March 31, 2006 (As Restated, See Note 9)	Period from April 13, 2004 (date of inception) to March 31, 2005 (As Restated, See Note 9)	Cumulative Amounts from April 13, 2004 (date of inception) to March 31, 2006 (As Restated, See Note 9)
Revenue	$757,219	$—	$757,219

Operating expenses
Cost of sales	345,354	—	345,354
Advertising and promotion	1,631,019	806,873	2,437,892
Selling, general and administrative	949,298	389,107	1,338,405
Product development	465,620	200,000	665,620

Total operating expenses	3,391,291	1,402,238	4,787,271

Operating loss	(2,634,072)	(1,395,980)	(4,030,052)
Interest income (expense), net	(71,221)	—	(71,221)
Other income (expense), net	(2,088)	4,063	1,975
Loss on extinguishment of debt	(610,410)	—	(610,410)

Total other income, net	(683,719)	4,063	(679,656)

Net loss available to common shareholders	$(3,317,791)	$(1,391,917)	$(4,709,708)

Number of common shares:
Weighted average outstanding, basic and fully diluted	3,682,911	3,700,000	3,691,301

Net loss per common share:
Basic and fully diluted	$(0.90)	$(0.38)	$(1.28)

See accompanying notes to consolidated financial statements.

ALCiS Health, Inc.

(A Development Stage Company)

Consolidated Statements of Shareholders’ Equity (Deficit)

For the Period from April 13, 2004 (date of inception) to March 31, 2006

	Common Stock		Preferred Stock		Additional	Common		Total Shareholders’
	Number of Shares	Amount	Number of Shares	Amount	Paid-In Capital	Stock Subscribed	Accumulated Deficit	Equity (Deficit)
Issuance of Common Stock for cash on August 13, 2004	3,700,000	$3,700	—	$—	$—	$—	$—	$3,700
Issuance of Series A Preferred Stock for cash on October 4, 2004	—	—	1,000,000	1,000,000	—	—	—	1,000,000
Director and consultant option expense for the quarter ended December 31, 2004	—	—	—	—	855	—	—	855
Director and consultant option expense for the quarter ended March 31, 2005	—	—	—	—	13,210	—	—	13,210
Net Loss for the year ended March 31, 2005	—	—	—	—	—	—	(1,391,917)	(1,391,917)

Balance, March 31, 2005 (as restated)	3,700,000	$3,700	1,000,000	$1,000,000	$14,065	—	$(1,391,917)	$(374,152)
Director and consultant option expense for the quarter ended June 30, 2005	—	—	—	—	6,100	—	—	6,100
Director and consultant option expense for the quarter ended September 30, 2005	—	—	—	—	6,000	—	—	6,000
Issuance of Series B Preferred Stock and warrants for cash in December 2005	—	—	352,500	458,250	246,750	—	—	705,000
Director and consutant option expense for the quarter ended December 31, 2005	—	—	—	—	6,000	—	—	6,000

See accompanying notes to consolidated financial statements.

ALCiS Health, Inc.

(A Development Stage Company)

Consolidated Statements of Shareholders’ Equity (Deficit)

For the Period from April 13, 2004 (date of inception) to March 31, 2006

	Common Stock		Preferred Stock		Additional	Common		Total Shareholders’
	Number of Shares	Amount	Number of Shares	Amount	Paid-In Capital	Stock Subscribed	Accumulated Deficit	Equity (Deficit)
Issuance of Series B Preferred Stock and warrants for cash in January 2006	—	—	87,500	$113,750	$61,250	—	—	$175,000
Conversion of notes payable to Series B Preferred Stock and issuance of warrants in January 2006	—	—	974,006	1,948,013	610,410	—	—	2,558,423
Repurchase and retirement of Common Stock for cash in February 2006	(250,000)	(250)	—	—	—	—	—	(250)
Issuance of Common Stock and warrants in a private placement for cash on March 30, 2006	1,012,500	1,013	—	—	1,833,844	(190,000)	—	1,644,856
Conversion of Series A and Series B Preferred Stock to Common Stock on March 31, 2006	2,414,006	2,414	(2,414,006)	(3,520,013)	3,517,599	—	—	—
Acquisition of Emerging Delta Corporation in a reverse merger transaction on March 31, 2006	272,396	272	—	—	(273)	—	—	—
Director and consultant option expense for the quarter ended March 31, 2006	—	—	—	—	337,831	—	—	337,831
Net Loss for the Year Ended March 31, 2006	—	—	—	—	—	—	(3,317,791)	(3,317,791)

Balance, March 31, 2006 (as restated)	7,148,902	$7,149	—	$—	$6,639,576	$(190,000)	$(4,709,708)	$(1,747,017)

See accompanying notes to consolidated financial statements.

ALCiS Health, Inc.

(A Development Stage Company)

Consolidated Statements of Cash Flows

	Year Ended March 31, 2006 (As Restated, See Note 9)	Period from April 13, 2004 (date of inception) to March 31, 2005 (As Restated, See Note 9)	Cumulative Amounts from April 13, 2004 (date of inception) to March 31, 2006 (As Restated, See Note 9)
Cash flows from operating activities:
Net loss	$(3,317,791)	$(1,391,917)	$(4,709,708)
Adjustments to reconcile net loss to net cash used in operating activities:
Loss on extinguishment of debt	610,410	—	610,410
Director and consultant option expense	355,931	14,065	369,996
Capitalized interest expense	71,013	—	71,013
Depreciation	4,010	2,431	6,441
Loss on disposal of assets	2,214	—	2,214
Changes in operating assets and liabilities:
Inventory	17,177	(123,214)	(106,037)
Accounts receivable	(20,218)	—	(20,218)
Prepaid expenses and other current assets	(80,701)	—	(80,701)
Due from related party	5,984	(5,984)	—
Other assets	(20,650)	(8,855)	(29,505)
Accounts payable and accrued liabilities	268,446	217,863	486,309
Deferred revenue	15,523	—	15,523

Net cash used in operating activities	(2,088,652)	(1,295,611)	(3,384,263)

Cash flows from investing activities:
Purchase of property and equipment	(5,662)	(10,756)	(16,418)

Net cash used in investing activities	(5,662)	(10,756)	(16,418)

Cash flows from financing activities:
Proceeds from issuance of preferred stock	880,000	1,000,000	1,880,000
Proceeds from issuance of common stock	1,644,856	3,700	1,648,556
Proceeds from notes payable	1,125,000	752,000	1,877,000
Repurchase of common stock	(250)	—	(250)

Net cash provided by financing activities	3,649,606	1,755,700	5,405,306

Net increase in cash and cash equivalents	1,555,292	449,333	2,004,625
Cash and cash equivalents at beginning of period	449,333	—	—

Cash and cash equivalents at end of period	$2,004,625	$449,333	$2,004,625

See accompanying notes to consolidated financial statements.

ALCiS Health, Inc.

(A Development Stage Company)

Consolidated Statements of Cash Flows (Continued)

	Year Ended March 31, 2006 (As Restated, See Note 9)	Period from April 13, 2004 (date of inception) to March 31, 2005 (As Restated, See Note 9)	Cumulative Amounts from April 13, 2004 (date of inception) to March 31, 2006 (As Restated, See Note 9)
Supplemental disclosure of cash flow information:
Cash paid for interest	$261	$1,051	$1,312

Non-cash financing activities
Conversion of notes payable and related accrued interest into preferred stock	$1,948,013	$—	$1,948,013

Conversion of preferred stock into common stock	$3,520,013	$—	$3,520,013

See accompanying notes to consolidated financial statements.

ALCiS Health, Inc.

(A Development Stage Company)

Notes to Consolidated Financial Statements

March 31, 2006

Note 1 - Organization and Business

On March 30, 2006, Alcis Health, Inc. (“ALCiS-CA”) a California corporation incorporated on April 13, 2004 entered into a Plan of Merger and Merger Agreement (the “Merger”) with Emerging Delta Corporation (“Delta”), a Delaware corporation incorporated on February 10, 1993, whereas Delta will acquire ALCiS-CA in a reverse merger transaction with ALCiS-CA being the accounting acquirer and surviving corporation. Prior to the Merger, Delta was a public shell company with minimal assets and operations.

On March 30, 2006, ALCiS-CA completed the sale of 1,012,500 shares of its common stock for gross proceeds of $2,025,000 in a private placement transaction (the “Offering”). As additional consideration, the purchasers received 202,500 warrants to purchase common stock with an exercise price of $2.00 per share, 202,500 warrants to purchase common stock with an exercise price of $3.75 per share and 100,000 warrants to purchase common stock with an exercise price of $4.75 per share. The warrants are exercisable immediately and expire 10 years from the date of issuance. The Offering and Merger were conditional upon each other.

On March 31, 2006, the Merger was consummated and all of ALCiS-CA’s Preferred Stock was converted into 2,414,006 shares of its common stock, resulting in 6,876,506 shares of common stock issued and outstanding. In the Merger, each share of ALCiS-CA’s stock was exchanged for 0.16 shares of Delta’s common stock, resulting in the issuance of 1,100,241 shares of Delta’s common stock to ALCiS-CA’s shareholders and a total of 1,143,841 shares of Delta’s common stock being issued and outstanding after the Merger. Also, ALCiS-CA’s options to purchase 200,000 shares of common stock and warrants to purchase 1,056,400 shares of common stock were converted into options to purchase 32,000 shares of Delta’s common stock and warrants to purchase 169,024 shares of Delta’s common stock with identical terms.

Following the Merger, Delta amended its Certificate of Incorporation to change its name to ALCiS Health, Inc., to reduce the par value of its common stock from $1.00 per share to $0.001 per share, and to increase its authorized shares of common stock from 2,000,000 to 20,000,000 shares. The authorized preferred stock remained at 500,000 shares. In addition, ALCiS-CA changed its name to ALCiS, Inc. The accompanying consolidated financial statements include the accounts of ALCiS Health, Inc. and its wholly-owned subsidiary, ALCiS, Inc. (hereinafter referred to “ALCiS” or the “Company”). All intercompany accounts and transaction have been eliminated.

The Merger for accounting and financial reporting purposes will be accounted for as an acquisition of Delta by ALCiS-CA. As such ALCiS-CA will be the accounting acquirer in the Merger, and the historical financial statements of ALCiS-CA will be the financial statements for ALCiS following the Merger.

Following and under the terms of the Merger, ALCiS granted a stock dividend of 5.25 shares to each of its common shareholders which has the effect of a 6.25 for 1 stock split, resulting in 7,149,006 shares of common stock issued and outstanding. In addition, 200,000 warrants to purchase the ALCiS’s common stock were granted to two former directors of Delta for consulting services. These warrants have an exercise price of $2.00 per share, a term of 10 years with 50% vesting upon issuance and the remaining 50% vesting after one year. An additional 18,750 warrants were issued to two other former directors of Delta as a replacement for warrants previously issued by Delta. These warrants have an exercise price of $2.00 per share and vest immediately upon grant. Finally, the Company assumed 26,875 options with an exercise price of $2.40 per share and 12,500 options with an exercise price of $1.91 per share from Delta. These options are fully vested and expire in March 2008. ALCiS estimated the fair value of these options using the Black-Scholes model and recorded the related expense in the current period for vested awards and will record expense related to unvested awards over the vesting period.

ALCiS also issued 120,000 warrants to two former directors of Delta upon their joining its Board of Directors. These warrants have an exercise price of $2.00 per share, a term of 10 years and vest at a rate of 5,000 shares per quarter. ALCiS estimated the fair value of these warrants using the Black-Scholes model and will record the related expense over the vesting period.

ALCiS Health, Inc.

(A Development Stage Company)

Notes to Consolidated Financial Statements

March 31, 2006

Note 1 - Organization and Business (Continued)

ALCiS markets and distributes over-the-counter health care products, including ALCiS Pain Relief Cream and related products. The products will be sold primarily through direct-response advertising and web commerce.

Through March 31, 2006, the Company has been primarily engaged in developing its marketing strategy and infrastructure and raising capital. In the course of its development activities, the Company has sustained losses and expects such losses to continue through at least 2007. The Company will finance its operations primarily through its existing cash, future financing and revenues from product sales.

Note 2 - Summary of Significant Accounting Policies

Cash and cash equivalents

For the purposes of the statement of cash flows, the Company considers all highly liquid investments with original maturities of three months or less at the date of purchase to be cash equivalents.

Inventory

Inventory consists of Alcis Pain Relief Cream and related products available for sale to consumers and packing materials. Inventory is valued at the lower of first-in, first-out cost or market.

Property and equipment

Property and equipment, consisting primarily of computer equipment, is carried at cost, less accumulated depreciation. Depreciation is provided by the straight-line method over estimated useful lives of three to five years. Expenditures for maintenance and repairs are charged to expense as incurred.

Revenue recognition

Net sales consist of products sold directly to consumers via a telephone call center and the internet, shipping revenue, net of estimated returns and promotional discounts. The Company recognizes revenue when all of the following have occurred: persuasive evidence of an agreement with the customer exists, products are shipped and the customer takes delivery and assumes the risk of loss; the selling price is fixed or determinable and collectibility of the selling price is reasonably assured.

The Company requires payment at the point of sale. Amounts received prior to delivery of goods to customers are not recorded as revenue. Delivery is considered to occur when title to our products has passed to the customer, which typically occurs at physical delivery of the products from our fulfillment center to a common carrier. The Company offers a return policy of generally 60 days and provides an allowance for sales returns during the period in which the sales are made. At March 31, 2006, the reserve for sales returns was $22,730 and was recorded as an accrued liability.

The Company generally does not extend credit to customers, except through third party credit cards. The majority of sales are through credit cards, and accounts receivable are composed primarily of amounts due from financial institutions related to credit card sales.

The Company does not maintain an allowance for doubtful accounts because payment is typically received within two business days after the sale is complete. We periodically provide incentive offers to our customers to encourage purchases. Such offers include current discount offers and offers for free product when multiple units are purchased. Current discount offers are treated as a reduction on the purchase price of the related transaction, while the cost of the free product is included in cost of sales at the time of shipment.

Advertising expenses

The cost of advertising is expensed in the fiscal year in which the related advertising takes place. Production and communication costs are expensed in the period in which the related advertising begins running. Costs for direct-response advertising are capitalized and amortized over the estimated useful life of the advertisement.

ALCiS Health, Inc.

(A Development Stage Company)

Notes to Consolidated Financial Statements

March 31, 2006

Note 2 - Summary of Significant Accounting Policies (Continued)

Product development

Product development costs relate to costs incurred in the development of its product, Alcis Pain Relief Cream, and are expensed as incurred.

Shipping and handling costs

Shipping and handling costs are included in cost of sales as incurred in the consolidated statement of operations.

Prepaid Royalties

Under the license and manufacturing agreement with the patent owner of the liposomal delivery system used in ALCiS Daily Relief (see Note 6), prepaid royalties consists of the difference between the actual royalties owed and the minimum monthly payment due, when the minimum monthly payment exceeds the actual royalties owed. In addition, certain up-front payments are characterized as prepaid royalties. Prepaid royalties are available to offset future royalties when actual royalties owed exceed the minimum monthly payment due. At that time, the prepaid royalties can be applied to the actual royalties owed and reduce the actual payment to the minimum amount due. The prepaid royalties expire upon the termination of the license and manufacturing agreement.

The Company charges to expense the prepaid royalties, that is the excess of the amounts paid over the royalties due on the current period sales. The Company does not record an asset for prepaid royalties available for future sales. (see Note 6)

Stock based compensation

The Company accounts for its stock based compensation plans under Statement on Financial Accounting Standards (“SFAS”) No. 123 (Revised 2004), “Share Based Payments”, whereby the cost of share based payments to employees, including grants of employee stock options, are measured based on the grant date fair value of the award. That cost is recognized over the period during which an employee is required to provide service in exchange for the award, the requisite service period. No compensation cost is recognized for equity instruments for which employees do not render the requisite service. The grant date fair value of employee share options and similar instruments will be estimated using the Black-Scholes model adjusted for the unique characteristics of those instruments.

The Company from time to time issues common stock, stock options or common stock warrants to acquire services or goods from non-employees. Common stock, stock options and common stock warrants issued to other than employees or directors are recorded on the basis of their fair value, which is measured as of the date required by Emerging Issues Task Force (“EITF”) Issue 96-18, “Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services.”

In accordance with EITF 96-18, the stock options or common stock warrants are valued using the Black-Scholes model on the basis of the market price of the underlying common stock on the “valuation date”, which for options and warrants related to contracts that have substantial discentives to non-performance is the date of the contract, and for all other contracts is the vesting date. Expense related to the options and warrants is recognized on a straight-line basis over the shorter of the period over which services are to be received or the vesting period. Where expense must be recognized prior to a valuation date, the expense is computed under the Black-Scholes model on the basis of the market price of the underlying common stock at the end of the period, and any subsequent changes in the market price of the underlying common stock through the valuation date is reflected in the expense recorded in the subsequent period in which that change occurs.

Earnings (loss) per share

Basic earnings (loss) per share is computed by dividing earnings (loss) available to common shareholders by the weighted average number of common shares outstanding for the period. Diluted earnings (loss) per share include the effects of the potential dilution of outstanding options, warrants, and convertible debt on the Company’s common stock, determined using the treasury stock method.

ALCiS Health, Inc.

(A Development Stage Company)

Notes to Consolidated Financial Statements

March 31, 2006

Note 2 - Summary of Significant Accounting Policies (Continued)

Earnings (Loss) Per Share (continued)

Earnings (loss) per share is as follows:

	Period ended March 31,
	2006	2005
Basic and Diluted:
Net loss available to common shareholders	$(3,317,791)	$(1,391,917)

Weighted average shares outstanding	3,682,911	3,700,000

Net loss per share available to common shareholders	$(0.90)	$(0.38)

For the periods ended March 31, 2006 and 2005, potential dilutive common shares under the warrant agreements and stock option plan of 1,634,525 and 140,000, respectively, were not included in the calculation of diluted earnings per share as they were antidilutive.

Income taxes

An asset and liability approach is used for financial accounting and reporting for income taxes. Deferred income taxes arise from temporary differences between income tax and financial reporting and principally relate to recognition of revenue and expenses in different periods for financial and tax accounting purposes and are measured using currently enacted tax rates and laws. In addition, a deferred tax asset can be generated by net operating loss carryforwards. If it is more likely than not that some portion or all of a deferred tax asset will not be realized, a valuation allowance is recognized.

Management’s estimates and assumptions

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the balance sheet dates and the reported amounts of revenue and expenses during the reporting periods. Actual results may differ from such estimates. The Company reviews all significant estimates affecting the financial statements on a recurring basis and records the effect of any necessary adjustments prior to their issuance.

Reclassifications

Certain reclassifications have been made to the 2005 financial statements to conform to the 2006 presentation. These reclassifications had no effect on 2005 net loss or shareholders’ equity (deficit).

Recently issued accounting standards

In May 2005, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 154, “Accounting Changes and Error Corrections”, which replaces APB Opinion No. 20, “Accounting Changes” and SFAS No. 3 “Reporting Accounting Changes in Interim Financial Statements.” This pronouncement applies to all voluntary changes in accounting principle, and revises the requirements for accounting for and reporting a change in accounting principle. SFAS No. 154 requires retrospective application to prior periods’ financial statements of a voluntary change in accounting principle, unless it is impracticable to do so. This pronouncement also requires that a change in the method of depreciation, amortization, or depletion for long-lived, non-financial assets to be accounted for as a change in accounting estimate that is effected by a change in accounting principle. SFAS No. 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. SFAS No. 154 does not change the transition provisions of any existing accounting pronouncements, including those that are in a transition phase as of the effective date of SFAS No. 154. The adoption of this accounting pronouncement is not expected to have a material effect on the Company’s consolidated financial statements.

ALCiS Health, Inc.

(A Development Stage Company)

Notes to Consolidated Financial Statements

March 31, 2006

Note 2 - Summary of Significant Accounting Policies (Continued)

Recently issued accounting standards (Continued)

In December 2004, the FASB issued SFAS No. 153, “Exchanges of Nonmonetary Assets”. The provisions of this Statement are effective for nonmonetary asset exchanges occurring in fiscal periods beginning after June 15, 2005 and should be applied prospectively. The Statement eliminates the exception from fair value measurement for nonmonetary exchanges of similar productive assets in paragraph 21(b) of APB Opinion No. 29, “Accounting for Nonmonetary Transactions”, and replaces it with an exception for exchanges that do not have commercial substance. The adoption of this accounting pronouncement is not expected to have a material effect on the Company’s consolidated financial statements.

In November 2004, the FASB issued SFAS No. 151, “Inventory Costs - an Amendment of ARB No. 43, Chapter 4.” The standard requires abnormal amounts of idle facility and related expenses to be recognized as current period charges and also requires that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. SFAS No. 151 is effective for inventory costs incurred during fiscal years beginning after June 15, 2005. The adoption of this accounting pronouncement is not expected to have a material effect on the Company’s consolidated financial statements.

Note 3 - Notes Payable

The Company had unsecured notes payable to various individuals totaling $752,000 at March 31, 2005. During the year ended March 31, 2006, the Company issued additional, unsecured notes payable to various individuals totaling $1,125,000. The notes bear interest at 7% per annum and are due on demand at any time after January 31, 2006. Of the total notes issued, $475,000 were held by related parties, of which $300,000 were outstanding at March 31, 2005.

The notes and any accrued, unpaid interest are automatically converted into the securities issued in a qualified financing. A qualified financing is defined as any offering by the Company of its equity or debt securities in which it raises gross proceeds of a minimum of $4,000,000. The conversion price is equal to the price paid per security issued in the qualified financing or $2.40 per share, whichever is lower. The notes are not otherwise convertible, either at the option of the holder, the Company, or automatically. In addition, the holders of the notes received warrants to purchase the securities raised in a qualified financing. The warrant allows the holder to purchase the amount of shares equal to the note value divided by the per security price multiplied by 20%. The exercise price of the warrant is the price paid for the security in the qualified financing and expires 10 years after issuance. No warrants were outstanding as no qualified financing had occurred. A Company director purchased $50,000 of these notes, as did such director’s relatives, while a fund in which another Company director is affiliated acquired $375,000 of these notes.

During January 2006, all of the outstanding notes payable with principal amounts totaling $1,877,000 together with accrued interest of $71,013 were converted into shares of Series B preferred stock (“Series B”). The conversion price was $2.00 per share resulting in the issuance of 974,006 shares of Series B. After the conversion, there were 1,414,006 shares of Series B issued and outstanding. Additionally, the holders of the notes received 187,700 warrants to purchase shares of Series B with an exercise price of $2.00 per share and an additional 187,700 warrants to purchase shares of Series B with an exercise price of $3.75 per share. The warrants vest immediately and are exercisable for a term of 10 years. The fair value of the warrants was estimated to be $610,410 using the Black-Scholes option pricing model and was recorded as a loss on extinguishment of debt in the statement of operations for the year ended March 31, 2006.

ALCiS Health, Inc.

(A Development Stage Company)

Notes to Consolidated Financial Statements

March 31, 2006

Note 4 - Income Taxes

The Company files a U.S. Federal income tax return. The components of the Company’s deferred tax assets are as follows:

	March 31,
	2006	2005
Loss carryforwards	$998,088	$178,162
Stock options and warrants	328,522	—
Intangible assets	254,759	291,305
Returns reserve	7,728	—
Deferred revenue	5,278	—
Property and equipment	—	827

	1,594,375	470,294
Less: valuation allowance	(1,594,375)	(470,294)

	$—	$—

As of March 31, 2006, the Company had generated U.S. net operating loss carryforwards of approximately $2,936,000 which expire beginning in 2025. These net operating loss carryforwards are available to reduce future taxable income. However, a change in ownership, as defined by federal income tax regulations, could significantly limit the Company’s ability to utilize its loss carryforwards. Additionally, because Federal tax laws limit the time during which the loss carryforwards may be applied against future taxes, if the Company fails to generate sufficient taxable income prior to the expiration date, it may not be able to utilize the loss carryforwards. As the Company is in the development stage and there is no assurance of future taxable income, a valuation allowance has been recorded to fully offset the deferred tax assets at March 31, 2006 and 2005. For the period ended March 31, 2006, the valuation allowance increased by $1,124,081.

Income tax expense (benefit) for the periods ended March 31, is as follows:

	2006	2005
Current:
Federal	$—	$—
State and local	—	—

	—	—

Deferred
Federal	$—	$—
State and local	—	—

	$—	$—

Actual income tax expense (benefit) differs from the amount computed using the federal statutory rate of 34% for the periods ended March 31, as follows:

	2006	2005
Computed “expected” income tax expense (benefit)	$(1,128,049)	$(473,253)
State income taxes, net of federal tax effect	—	—
Changes in deferred tax valuation allowance	1,124,081	470,294
Other, net	3,968	2,959

Actual income tax expense (benefit)	$—	$—

ALCiS Health, Inc.

(A Development Stage Company)

Notes to Consolidated Financial Statements

March 31, 2006

Note 5 - Equity

Common stock

During the period ended March 31, 2005, the Company issued 3,700,000 shares of its common stock to its founders for cash proceeds totaling $3,700. During February 2006, the Company agreed to repurchase and retirement 250,000 shares of its common stock from one of its founders for cash totaling $250.

On March 30, 2006, the Company completed the Offering of 1,012,500 shares of its common stock for gross proceeds of $2,025,000, recorded net of the direct cost of the Offering totaling $190,144. As additional consideration, the purchasers received 202,500 warrants to purchase common stock with an exercise price of $2.00 per share, 202,500 warrants to purchase common stock with an exercise price of $3.75 per share and 100,000 warrants to purchase common stock with an exercise price of $4.75 per share. The warrants are exercisable immediately and expire 10 years from the date of issuance. The Offering and Merger were conditional upon each other.

On March 31, 2006, the Company issued 272,500 shares of its common stock to the shareholders of Emerging Delta Corporation to effect the reverse merger transaction described in Note 1.

Preferred Stock

ALCiS-CA was authorized to issue up to 1,000,000 shares of Series A Preferred Stock and up to 4,000,000 shares of Series B Preferred Stock. The Series A and Series B Preferred Stock did not accrue dividends and dividends could not be paid to common stock holders unless an equal amount was paid to Preferred Stock holders. The Series A and Series B Preferred Stock also had certain liquidation rights and was convertible to common stock at a ratio of one share to one share. In October 2004, ALCiS-CA sold in a private offering 1,000,000 shares of Series A Preferred Stock at an offering price of $1.00 per share of which 775,000 shares were purchased by related parties.

In December 2005 and January 2006, ALCiS-CA also sold for cash 440,000 shares of its Series B Preferred Stock (“Series B”) at a price of $2.00 per share. Additionally, the purchasers of the Series B received 88,000 warrants to purchase shares of Series B with an exercise price of $2.00 per share and an additional 88,000 warrants to purchase shares of Series B with an exercise price of $3.75 per share. The warrants vest immediately and are exercisable for a term of 10 years. The fair value of the warrants was estimated to be $308,000 and was recorded as additional paid in capital against the proceeds received as a direct cost of the issuance. Related parties purchased 50,000 of the 440,000 shares of Series B and received 10,000 of the 88,000 warrants.

On March 31, 2006, the Merger was consummated and all of ALCiS-CA’s Preferred Stock was converted into 2,414,006 shares of its common stock. Following the Merger, the Company is authorized to issue 500,000 shares of preferred stock. At March 31, 2006, there are no shares of preferred stock issued or outstanding.

2004 Stock Plan

Effective September 28, 2004, the Company’s Board of Directors approved the Alcis Health, Inc. 2004 Stock Plan (the “Stock Plan”). The Stock Plan as amended on March 31, 2006 in conjunction with the Merger, is discretionary and allows for an aggregate of up to 1,300,000 shares of the Company’s common stock to be awarded through incentive and non-qualified stock options and stock purchase rights. The Stock Plan is administered by the Board of Directors which has exclusive discretion to select participants who will receive the awards and determine the type, size and terms of each award granted.

Options and warrants issued to non-employees

In October 2004, the Company issued options to purchase 50,000 shares of its common stock under the Stock Plan to an advisory board member. The options are exercisable at a price of $0.10 per share and expire 10 years from the date of grant. Options representing 5,000 shares vested immediately, 2,500 vest per quarter over the following four years and 5,000 were contingent upon the launch of the Company’s infomercial, which occurred during the year ended March 31, 2006.

In March 2005, the Company issued options to purchase 40,000 shares of its common stock under its Stock Plan to a consultant. The options are exercisable at a price of $1.00 per share and expire five years from the date of grant. Options representing 10,000 shares vest one year from the date of grant with the remainder vesting ratably over the following 36 months.

ALCiS Health, Inc.

(A Development Stage Company)

Notes to Consolidated Financial Statements

March 31, 2006

Note 5 - Equity (Continued)

Options and warrants issued to non-employees (Continued)

On March 31, 2006, the Company issued warrants to purchase 200,000 shares of its common stock to two former directors of Delta for consulting services. These warrants have an exercise price of $2.00 per share, a term of 10 years with 50% vesting upon issuance and the remaining 50% vesting after one year. An additional 18,750 warrants were issued to two other former directors of Delta as a replacement for options previously issued by Delta. These warrants have an exercise price of $2.00 per share and vested immediately upon grant. Finally, the Company assumed 26,875 options with an exercise price of $2.40 per share and 12,500 options with an exercise price of $1.91 per share from Delta. These options are fully vested and expire in March 2008.

Expense relating to the options and warrants granted to non-employees was $346,040 and $13,236 for the periods ended March 31, 2006 and 2005, respectively, and was calculated using the Black-Scholes option-pricing model.

Options and warrants issued to employees and directors

In October 2004, the Company issued to a member of its Board of Directors options to purchase 50,000 shares of its common stock. The options are exercisable at a price of $0.10 per share and expire 10 years from the date of grant. Options representing 5,000 shares vested immediately, 2,813 vest per quarter over the following four years.

During January 2006, the Company issued to a member of its Board of Directors options to purchase 60,000 shares of its common stock at an exercise price of $2.00 per share. The options have a term of 10 years and vest at a rate of 5,000 shares per quarter.

On March 31, 2006, the Company issued 120,000 warrants to two former directors of Delta upon their joining its Board of Directors. These warrants have an exercise price of $2.00 per share, a term of 10 years and vest at a rate of 5,000 shares per quarter.

The Company uses the Black-Scholes option-pricing model to compute the fair value of stock options which requires the Company to make the following assumptions:

	Period Ended March 31,
	2006	2005
Expected life (years)	6.50	5.34
Risk-free interest rate	4.3%	4.5%
Dividend yield	—	—
Volatility	115%	121%

•	The term of grants is based on the simplified method as described in Staff Accounting Bulletin No. 107.

•	The risk free rate is based on the five year Treasury bond at the date of grant.

•	The dividend yield on the Company’s common stock is assumed to be zero since the Company does not pay dividends and has no current plans to do so in the future.

•	The market price volatility of the Company’s common stock is based on the Company’s recent stock activity and the volatility of other companies at a similar stage of development.

Expense relating to the options and warrants granted to directors was $9,891 and $829 for the periods ended March 31, 2006 and 2005, respectively, and there is $377,949 associated with nonvested awards that will be expensed in the future over a weighted average period of 2.75 years.

ALCiS Health, Inc.

(A Development Stage Company)

Notes to Consolidated Financial Statements

March 31, 2006

Note 5 - Equity (Continued)

Summary stock option information

Information regarding the options and warrants granted is as follows:

	Period Ended March 31,
	Options		Warrants
	2006	2005	2006	2005
Outstanding, beginning of period	140,000	—	—	—
Granted	60,000	140,000	1,434,525	—
Exercised	—	—	—	—
Forfeited or cancelled	—	—	—	—

Outstanding, end of period	200,000	140,000	1,434,525	—

Exercisable, end of period	56,563	15,313	1,214,525	—

Available for grant	1,100,000	460,000

Information regarding the weighted average exercise prices of options and warrants outstanding is as follows:

	Period Ended March 31,
	Options		Warrants
	2006	2005	2006	2005
Outstanding, beginning of period	$0.36	$—	$—	$—
Granted	2.00	0.36	2.76	—
Exercised	—	—	—	—
Forfeited or cancelled	—	—	—	—

Outstanding, end of period	$0.90	$0.36	$2.76	$—

Exercisable, end of period	$0.43	$0.36	$2.89	$—

Weighted average fair value of options and warrants granted	$1.79	$0.56	$1.75	$—

The following table summarizes significant information about stock options and warrants outstanding at March 31, 2006.

Grant Date	Options Outstanding	Warrants Outstanding	Exercisable	Weighted Average Exercise Price	Weighted Average Remaining Life (Years)
October 2004	100,000	—	41,563	$0.10	8.5
March 2005	40,000	—	10,000	$1.00	4
Dec 2005	—	141,000	141,000	$2.88	9.75
Jan 2006	60,000	—	5,000	$2.00	9.83
Jan 2006	—	410,400	410,400	$2.88	9.83
March 2006	—	505,000	505,000	$3.25	10
March 2006	—	378,125	158,125	$2.03	9.17

ALCiS Health, Inc.

(A Development Stage Company)

Notes to Consolidated Financial Statements

March 31, 2006

Note 6 - Commitments and Contingencies

License and manufacturing agreement

The Company has entered into a license and manufacturing agreement with the patent owner (the “Manufacturer”) of the liposomal delivery system used in ALCiS Daily Relief. The agreement grants the Company an exclusive, world-wide license for the commercialization of the liposomal delivery system for topical analgesic pain relief applications and body soak preparations and a non-exclusive, world-wide license for the commercialization of the liposomal delivery system for similar preparations such as body lotions and soap.

Under the agreement, the Company pays a royalty based on monthly net sales or $25,000 per month, if greater. After December 31, 2008, the minimum monthly royalty of $25,000 increases to $50,000. To the extent that the actual royalties owed based on net monthly sales is less than the minimum monthly payment, the difference is characterized as prepaid royalties. Per the agreement with the Manufacturer, these excess payments are available to offset future royalties when the monthly royalty owed based on net monthly sales exceeds the minimum monthly payment. At that time, the prepaid royalties can be applied to royalty owed based on net monthly sales to the Manufacturer to reduce the actual payment to the monthly minimum. The Company has expensed these prepaid royalties. See Note 2.

Additionally, the Company is required to pay the Manufacturer a non-refundable, prepaid royalty of $100,000 by November 15, 2005 and $300,000 by June 30, 2006, payable at a rate of $50,000 per month with the first payment due on January 31, 2006. Per the agreement with the Manufacturer, these payments are available to offset future royalties when the monthly royalty owed based on net monthly sales exceeds the minimum monthly payment. At that time, the prepaid royalties can be applied to the royalties owed to the Manufacturer based on net monthly sales to reduce the actual payment to the monthly minimum. On April 13, 2006 the licensing and manufacturing agreement was amended to provide for a grant to the Manufacturer of warrants to purchase 560,000 shares of the Company’s common stock. The warrants have an exercise price of $2.00 per share, are exercisable immediately and expire 10 years from the date of issuance. The warrants were granted effective April 15, 2006. The Company will estimate the fair value of the warrants using the Black-Scholes model and record the related expense in the period of issuance.

In general, the agreement terminates upon the expiration of the Manufacturer’s patents used in ALCiS Daily Relief. The Manufacturer is currently the Company’s sole provider of ALCiS Daily Relief.

Note 7 - Related Party Transactions

The Company has an agreement with a law firm owned by a former director, officer, and employee who is also a holder of 750,000 shares of its common stock. Under the agreement, the Company receives a discount off of regular billing rates. For the period ended March 31, 2006, the Company made payments totaling $55,701 to this law firm.

Note 8 - Subsequent Events

Subsequent to year end, the Company sold in a private placement 42,500 shares of common stock for gross cash proceeds of $85,000.

Note 9 - Change in Method of Accounting for Prepaid Royalties

On February 14, 2007, the Company decided to change the method by which it accounts for prepaid royalties relating to its technology license retroactive to its first prepaid royalty payment during fiscal 2005. The financial statements in this fiscal 2006 Form 10-SB/A reflect this change. This change has no impact on the Company’s cash position or its future obligations under its technology license.

Throughout the time period since the first payment was made, the Company had recorded these prepaid royalties as an asset on the balance sheet and thereafter had expensed these prepaid royalties, and correspondingly had decreased its prepaid royalty asset, by any royalties that would otherwise be due as a result of current sales but for the availability of these prepaid royalties. Initially, the Company estimated that these prepaid amounts would be applied to sales at a rate faster than has actually occurred. Because of the limited sales history, the Company on February 14, 2007, decided to take what it considers to be a more conservative approach and charge to expense the prepaid royalties, that is the excess

ALCiS Health, Inc.

(A Development Stage Company)

Notes to Consolidated Financial Statements

March 31, 2006

Note 9 - Change in Method of Accounting for Prepaid Royalties (Continued)

of the amounts paid over the royalties due on the current period sales. The Company has also elected to adjust its previously reported financial statements to effect this change as if the Company had applied this new policy when the first prepayment was made in fiscal 2005. As a result, prepaid royalties on the Company’s balance sheet have been eliminated.

The Company continues to believe that ultimately all the prepaid royalties will be applied to future sales as the royalty applies to the majority of the Company’s current sales and anticipated future sales. Although this change is being made in the Company’s financial statements, the amounts are still available to offset future royalties due under the Company’s license agreement. As a result, the Company’s future profit in any period will be higher than they would have been under the Company’s prior method of accounting to the extent that these prepaid royalties are applied to reduce royalties that would otherwise have been due during that period.

The effect of this change in the method by which the Company accounts for prepaid royalties relating to its technology license on previously reported periods is described in more detail below:

ALCiS Health, Inc.

Condensed Balance Sheet

Prior Period Effect of Prepaid Royalties

As Previously Reported	March 31, 2005	March 31, 2006
Prepaid royalties, current portion	$83,333	$350,396
Prepaid royalties, net of current portion	$—	$140,000
Accumulated deficit	$(1,308,584)	$(4,219,312)

As Adjusted
Prepaid royalties, current portion	$—	$—
Prepaid royalties, net of current portion	$—	$—
Accumulated deficit	$(1,391,917)	$(4,709,708)

ALCiS Health, Inc.

(A Development Stage Company)

Notes to Consolidated Financial Statements

March 31, 2006

Note 9 - Change in Method of Accounting for Prepaid Royalties (Continued)

ALCiS Health, Inc.

Condensed Statement of Operations

Prior Period Effect of Prepaid Royalties

As Previously Reported	Year Ended March 31, 2005	Year Ended March 31, 2006
Product development	$116,667	$58,556
Net loss available to common shareholders	$(1,308,584)	$(2,910,728)

Net loss per common share:
Basic and fully diluted	$(0.35)	$(0.79)

As Adjusted
Product development	$200,000	$465,619
Net loss available to common shareholders	$(1,391,917)	$(3,317,791)

Net loss per common share:
Basic and fully diluted	$(0.38)	$(0.90)